Facsimile:	Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174	Direct Dial Number:
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

April 30, 2013

VIA FEDERAL EXPRESS AND EDGAR

Mr. Mark Rakip

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitol Acquisition Corp. II
Amendment No. 1 to Registration Statement on
Form S-1
Filed April 15, 2013
File No. 333-187519

Dear Mr. Rakip:

On behalf of Capitol Acquisition Corp. II (the “Company”), we respond as follows to our verbal discussion relating to the Company’s analysis of the application of ASC Topic 718-10-S99-2.

ASC Topic 718-10-S99-2 indicates that historically, the SEC staff has expressed the view that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. However, this presumption may be overcome based on specific facts applicable to the transaction. In evaluating whether the presumption of compensation has been overcome, registrants are instructed to consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.

In the present case, the shares held by the Company’s founders prior to its initial public offering were not issued based on any requirement of continued employment by such individuals. They were issued solely as a method of investment in the Company in connection with its formation and are considered issued and outstanding on the date of issuance. The shares will be placed in escrow upon consummation of the offering in order to facilitate the Company’s initial public offering, as the escrow arrangement is something the investing public expects to have in an offering of this nature. Furthermore, the escrowed shares will be released or returned to treasury and retired, as the case may be based on whether or not the market condition is achieved, irrespective of whether the individuals continue to be employed or affiliated with the Company after the transaction. In fact, it is highly likely that some, if not all, of the initial stockholders will not be affiliated with the Company after its initial business combination, as is the case in most business combinations involving companies such as the Company. Nevertheless, the shares held in escrow will still be released to such individuals upon achievement of the market condition even though they are no longer affiliated with the Company.

Securities and Exchange Commission

April 30, 2013

Based on the foregoing, we respectfully believe that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the Company rather than as compensatory.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Mark D. Ein, CEO